EXHIBIT 99.2

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Nomad Royalty Company Ltd. (“Nomad”) 1275 Av. des Canadiens-de-Montréal Suite 500 Montreal, Québec H3B 0G4

2.	Date of Material Change

January 11, 2022 and January 20, 2022.

3.	News Release

Nomad issued press releases with respect to the material changes described below on January 11, 2022 and January 20, 2022 via CNW Telbec.

Copies of the press releases are available under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

4.	Summary of Material Change

On January 11, 2022, Nomad entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters agreed to buy on a bought deal basis 4,400,000 common shares of Nomad (the “Common Shares”), at a price of C$9.10 per Common Share for gross proceeds to Nomad of approximately C$40 million (the “Offering”). Nomad granted to the Underwriters an option (the “Over-Allotment Option”), exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any.

On January 20, 2022, Nomad completed the Offering, at which it issued an aggregate of 4,675,000 Common Shares, including 275,000 Common Shares issued upon partial exercise of the Over-Allotment Option by the Underwriters, at a price of C$9.10 per Common Share, for gross proceeds to Nomad of approximately C$42.5 million.

5.	Full Description of Material Change

5.1.	Full Description of Material Change

January 11, 2022:

On January 11, 2022, Nomad entered into an agreement with the Underwriters, pursuant to which the Underwriters agreed to buy on a bought deal basis 4,400,000 Common Shares at a price of C$9.10 per Common Share for gross proceeds to Nomad of approximately C$40 million. Nomad granted to the Underwriters an Over-Allotment Option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any.

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January 20, 2022:

On January 20, 2022, Nomad completed the Offering, at which it issued an aggregate of 4,675,000 Common Shares, including 275,000 Common Shares issued upon partial exercise of the Over-Allotment Option, at a price of C$9.10 per Common Share, for gross proceeds to Nomad of approximately C$42.5 million.  The Offering was completed through the Underwriters. In connection with the Offering the Underwriters received a cash commission equal to 5% of the gross proceeds of the Offering.

The Common Shares were offered by way of a prospectus supplement dated January 13, 2022 (the “Prospectus Supplement”) to Nomad’s base shelf prospectus dated September 30, 2020, filed with the securities regulators in each of the provinces of Canada, copies of which are available under the Company’s profile on SEDAR at www.sedar.com.

Nomad intends to use the net proceeds from the Offering to support its recently completed gold stream transactions on the Greenstone Gold project and the Platreef palladium-rhodium-platinum-nickel-copper-gold project (collectively, the “Stream Transactions”), and for general corporate purposes, as further described in the Prospectus Supplement. More specifically, Nomad intends to use the proceeds to reimburse amounts drawn on its credit facility to finance (a) the first deposits made pursuant to Stream Transactions; and (b) the acquisition of a majority ownership interest in Compania Minera Caserones.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

5.2.	Disclosure required for a “Restructuring Transaction”

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer who can answer questions regarding this report is Mr. Vincent Metcalfe, Chief Executive Officer of Nomad. Mr. Metcalfe can be reached at (438) 538-7555 or vmetcalfe@nomadroyalty.com.

9.	Date of Report

January 21, 2022.

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